FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Group Strategy Update – Closing Presentation by Ana Botín, Group Executive Chairman

Item 1

Helping people and businesses prosper Ana Botín Group Executive Chairman Closing presentation

1 Banco Santander, S . A . ("Santander") cautions that this presentation contains statements that constitute “forward - looking statements” within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “ VaR ”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions . These forward - looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, industry, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . Numerous factors, including those reflected in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission of the United States of America (the “Form 20 - F” and the “SEC”, respectively) on March 31 , 2017 and the Periodic Report on Form 6 - K for the six months ended June 30 , 2017 filed with the SEC on October 5 , 2017 (the “Form 6 - K”) – under “Key Information - Risk Factors” - and in the Documento de Registro de Acciones filed with the Spanish Securities Market Commission (the “CNMV”) – under “ Factores de Riesgo ” - could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward - looking statements . Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward - looking statements . Forward - looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date ; such knowledge, information and views may change at any time . Santander does not undertake any obligation to update or revise any forward - looking statement, whether as a result of new information, future events or otherwise The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander . Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation . No investment activity should be undertaken on the basis of the information contained in this presentation . In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever . Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U . K . Financial Services and Markets Act 2000 . Note : Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year . Nothing in this presentation should be construed as a profit forecast . The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies . Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries . In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this presentation includes certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/ 2015 / 1415 es) as well as Non - IFRS measures . The APMs and Non - IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited . These APMs and Non - IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS . Moreover, the way the Santander Group defines and calculates these APMs and Non - IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable . For further details on the APMs and Non - IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, see Section 26 of the Documento de Registro de Acciones for Banco Santander filed with the CNMV on July 4 , 2017 (available on the Web page of the CNMV - www . cnmv . es - and at Banco Santander - www . santander . com), Item 3 A of the Form 20 - F and “Presentation of Financial and Other Information” and “Selected Consolidated Financial Information” in the Form 6 - K . For a discussion of the accounting principles used in translation of foreign currency - denominated assets and liabilities to euros, see note 2 (a) to our consolidated financial statements on Form 20 - F and to our consolidated financial statements available on the CNMV’s website (www . cnmv . es) and on Banco Santander’s website (www . santander . com) .

2 We are delivering ahead of plan on our commitments (1) % change (constant euros) (2) Total dividends charged to 2017 earnings are subject to the Board and AGM approval (3) Und erlying (4) Group ex - Popular 2017 1H'17 2016 Loyal customers (MM) 17 16.3 15.2 13.8 Digital customers (MM) 25 23.0 20.9 16.6 Fee income Increase 11% 8.1% 4.3% Cost of credit risk Improve 1.19% 1.18% 1.25% Cost - to - income Broadly stable 46.3% 48.1% 47.6% EPS ( € ) Increase 0.24 0.41 0.40 DPS ( € ) Increase 0.22 0.21 0.20 FL CET1 +40bps Organic per year 10.72% 10.55% 10.05% RoTE Increase 11.7% 11.1% 11.0% 1 2015 2 3 4

3 A unique model of profitable growth 131MM customers. Top player in 10 markets with ~1Bn people Critical mass Predictability and growth in earnings = less capital or capital at a lower cost Geographic diversification Scalable digital transformation Working as a Group within our subsidiary model creates synergies and operational excellence

Our 10 Local banks ‘**Supertankers**’ and our Global Platforms ‘**Speedboats**’ are well connected

Supertankers

Our Supertankers are being **transformed into digital banks**



Profitable growth

Speedboats

Independent Global Platforms.

Led by **independent CEOs** but sponsored by **Country Heads**



Start-up model + Group support

Image Credit: Cymon Taylor / RM Sotheby's

Santander
4
GROUP STRATEGY UPDATE

5 • Cost - to - income ratio 45 - 47% • 2015 - 18 average cost of credit risk 1.2% • FL CET1 >11% • Increasing EPS, reaching double digit EPS growth by 2018 • 30 - 40% cash dividend pay - out : Yearly DPS increase • RoTE: >11.5% People Customers Shareholders Communities • Top 3 bank to work for in the majority of our geographies • 17MM retail loyal customers • 1.6MM loyal SME and Corporates • Customer loans growth above peers • All geographies top 3 in customer service • 30MM digital customers (2x) • ~10 % CAGR of fee income 2015 - 18 • People supported in our communities: 5MM 2016 - 18 • ~ 130k scholarships 2016 - 18 To be the best retail and commercial bank, earning the lasting loyalty of our… (1) Except for the US - approaching peers 1 We increase our 2018 RoTE target to >11.5% and confirm all other targets

6 To help people and businesses prosper To be the best open digital financial services platform , earning the lasting loyalty of our people, customers, shareholders and communities Our purpose A bank that is… SIMPLE | PERSONAL | FAIR Our aim Our vision

7 • We are delivering ahead of plan on our 3 - year commitments and increased our 2018 RoTE target to >11.5% • We are driving a cultural and digital transformation: Attracting the best talent, delivering customer value whilst achieving best in class efficiency and growing EPS, TNAVPS and cash DPS • In parallel we are investing in Global Platforms at low cost and risk to continue delivering customer and shareholder value for decades to come

8 Thank you Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 10, 2017	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer